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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                               BROOKE GROUP LTD.
        --------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.10 per share
        --------------------------------------------------------------
                         (Title of Class of Securities)

                                  112525-10-0
        --------------------------------------------------------------
                                 (CUSIP Number)

Michael D. Weiner, Esq.                           Daniel G. Kelly, Jr.
Apollo Advisors, L.P.                             Davis Polk & Wardwell
1999 Avenue of the Americas, Suite 1900           450 Lexington Avenue
Los Angeles, California 90067                     New York, New York 10017
(310) 201-4100 (212) 450-4000


        --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 1, 1999
        --------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
---------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No._______________                                 Page ____ of ____ Pages

-------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           AIF II, L.P.
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY

-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                       4,150,000 Shares of Common Stock
                              -------------------------------------------------
                              8        SHARED VOTING POWER

     NUMBER OF SHARES         -------------------------------------------------
BENEFICIALLY OWNED BY EACH    9        SOLE DISPOSITIVE POWER
  REPORTING PERSON WITH
                                       4,150,000 Shares of Common Stock
                              -------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,150,000 Shares of Common Stock
-------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

-------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.5%
-------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No._______________                                 Page ____ of ____ Pages

-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AIF II, L.P.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [X]
                                                                     (b)  [ ]
-------------------------------------------------------------------------------
  3       SEC USE ONLY

-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                                   7        SOLE VOTING POWER

                                            4,150,000 Shares of Common Stock
                                   --------------------------------------------
                                   8        SHARED VOTING POWER

           NUMBER OF SHARES        --------------------------------------------
      BENEFICIALLY OWNED BY EACH   9        SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                            4,150,000 Shares of Common Stock
                                   --------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,150,000 Shares of Common Stock
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.5%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

     This Amendment No. 1 amends and supplements the following Items of the Statement on Schedule 13D (the "Schedule 13D") of AIF II, L.P. and Lion Advisors, L.P. (collectively, the "Reporting Persons") originally filed on March 27, 1998 with the Securities and Exchange Commission with respect to the shares of Common Stock, par value $0.10 per share, of Brooke Group Ltd. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

     Responses to each item below are incorporated by reference into each other item, as applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b)      Warrant B is exercisable from and after
                         November 1, 1999 for 2,150,000 shares of
                         Common Stock. Accordingly, the Reporting
                         Persons currently beneficially own within the meaning of Rule 13d-3, by virtue of their ownership of Warrant A and Warrant B, an aggregate of 4,150,000 shares of Common
                         Stock, representing approximately 16.5% of the issued and outstanding shares of Common
                         Stock (assuming exercise in full of Warrant A and Warrant B), based on the Issuer having issued and outstanding 20,943,730 shares of Common Stock on August 13, 1999 (according to the Issuer's most recent Quarterly Report on Form 10-Q). The Reporting Persons will have sole voting and dispositive power with respect to the shares of Common Stock acquired upon exercise of the warrants. The foregoing does not include any adjustments for the declaration or payment by the Issuer of a 5% stock dividend on September 30, 1999 to holders of record on September 24, 1999.

        (c), (d) and (e) None or not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 1999

                               AIF II, L.P.

                               By: Apollo Advisors, L.P., its General Partner
                               By: Apollo Capital Management, Inc., its
                                     General Partner

                               By: /s/ Michael D. Weiner
                                  --------------------------------------------
                                  Name: Michael D. Weiner
                                  Title: Vice President, Apollo Capital
                                           Management, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 1999

                                       LION ADVISORS, L.P.

                                       By: /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name: Michael D. Weiner
                                          Title: Vice President, Lion Capital
                                                   Management, Inc.